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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              MENLEY & JAMES, INC.
                          -----------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                    -----------------------------------------
                         (Title of Class of Securities)

                                   586817 10 8
                             -----------------------
                                 (CUSIP Number)

                                JANUARY 27, 2000
       -------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of -- 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

1.    Names of Reporting Persons. Harvey Houtkin
      I.R.S. identification Nos. Of above persons (entities only).
                  N/A

2.    Check the Appropriate Box if a Member of a Group
      (a)_____________
      (b)_____________

3.    SEC Use Only

4.    Source of Funds.  BK

5. Check if Disclosure of Legal Proceedings is Required Pursuant to items 2(d) or 2(e). N/A

6.    Citizenship or Place of Organization. United States

Number of                 5.  Sole Voting Power
Shares Bene-                    127,600
ficially Owned            6.  Shared Voting Power
by Each Report-                 444,861


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ing Person With:          7.  Sole Dispositive Power
                                    127,600
                          8.  Shared Dispositive Power
                                    444,861

9.    Aggregate Amount Beneficially Owned by Each Reporting Person
                               572,461

10.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

11.   Percent of Class Represented by Amount in Row (11)
                                8.9%

12.   Type of Reporting Person. IN

Item 1.
                   Common Stock
                   Menley & James, Inc.
                   125 Strafford Avenue
                   Suite 300
                   Wayne, PA 19087

Item 2.

     (a)  Name of Person Filing:
              Harvey Houtkin
     (b)  Residence or business address:
              160 Summit Avenue, Montvale, NJ 07645
     (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:
              Chief Executive Officer, All-Tech Direct, Inc., an NASD registered broker/dealer located at 160 Summit Avenue, Montvale, New Jersey 07645
     (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case:
                  None
     (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so,


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          identify and describe such proceedings and summarize the terms of such judgment, decree or final order:
                  None
    (f)   Citizenship:
                  United States

Item 3.   Source and amount of Funds or Other Consideration.
          The funds will be obtained from a bank loan. A preliminary agreement has been reached with Summit Bank.

Item 4.   Purpose of Transaction.
          State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals whicih the reporting persons may have which relate to or would result in:
    (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer:

          Mr. Houtkin wishes to purchase no less than a majority of the shares of the issuer either by purchasing the shares himself or through an entity which is controlled by him. Management of the issuer is proposing to liquidate the assets of the issuer. Mr. Houtkin believes he can enhance the value of the shares and is prepared himself, or through an entity controlled by him, to offer shareholders a premium over liquidation value for their shares.

    (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries:

          It is likely that in enhancing the value of the shares, should Mr. Houtkin or an entity controlled by him be successful in purchasing at least a majority of the outstanding shares, the issuer will combine with another entity with an ongoing business.

    (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

          A substantial portion of the issuer's assets, consisting of cash, may be utilized to finance the acquisition of control of another business entity.

    (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the


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          number or term of directors or to fill any existing vacancies on the board:

          It is likely that if Mr. Houtkin or an entity controlled by him is successful in acquiring at least a majority of the shares of the issuer, new directors and officers of the issuer will be elected.

    (e) Any material change in the present capitalization or dividend policy of the issuer:

          While no material change in the present capitalization or dividend policy of the issuer is presently contemplated by Mr. Houtkin, such may not continue to be the case. For example, additional shares of the issuer might be issued in connection with a business acquisition.

    (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940:

          The issuer is currently doing no business. Mr. Houtkin contemplates that the issuer will engage in a business combination with another entity and thus while its corporate structure may not change, although such may not be the case, the issuer will engage in some sort of business.

    (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person:

          No such change is currently contemplated by Mr. Houtkin

    (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association:

          It is not Mr. Houtkin's intention to cause the stock of the issuer to be delisted from the Nasdaq Small Cap market but, as a result of his purchase of shares, if enough shareholders tender their shares, the stock of the company may be delisted from the Nasdaq Small Cap market because of the low

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          number of public shareholders.

    (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act:

          While pursuant to Section 12(g)(4) of the Act termination of the registration under Section 12(g) of the Act of the issuer's common shares could be effected if there are fewer than 300 shareholders, it is not Mr. Houtkin's current intention to seek such termination of registration.

    (j)   Any action similar to any of those enumerated above:

            None.

Item 5.  Interest in Securities of the Issuer.

    (a) State the aggregate number and percentage of the class of securities of the issuer identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act:

            Amount beneficially owned: 572,461 shares (includes shares owned by Mr. Houtkin's wife Sherry Houtkin, as to which Mr. Houtkin disclaims beneficial ownership).
            Percent of class 8.9%

    (b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by item 2 with respect to each person with whom the the power to vote or to direct the vote or to dispose or direct the disposition is shared:

            (a) Sole power to vote or to direct the vote               127,600
            (b) Shared power to vote or to direct the vote             444,861
                    Shared with the co-directors of All-Tech
                    Direct, Inc., Harry Lefkowitz and Mark Shefts      178,351


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                    Shared with Esther Houtkin                           1,500

                    Shared with the co-director of Rushmore
                    Financial Services, Inc., Mark Shefts                   10

                    Owned by Sherry Houtkin                             145,000

            (c) Sole power to dispose or to direct the disposition of   127,600

            (d) Shared power to dispose or to direct the disposition of 444,861
                    Shared with the co-directors of All-Tech
                    Direct, Inc., Harry Lefkowitz and
                    Mark Shefts                                         178,351

                    Shared with Esther Houtkin                            1,500

                    Shared with the co-director of Rushmore
                    Financial Services, Inc., Mark Shefts                    10

                    Owned by Sherry Houtkin                             145,000

        (c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D (Section 240.13d-191), whichever is less, by the persons named in response to paragraph (a).

             All of the following transactions were effected for All-Tech Direct, Inc., a market maker in the issuer's stock.

             12/6/99          Buy          500      $1,046.88
             12/15/99         Buy        1,500       3,140.63
             12/21/99         Buy        1,500       3,140.63
             12/22/99         Sell         100        (218.74)
             12/22/99         Buy          100         218.75
             12/23/99         Buy          600       1,256.25
             12/23/99         Buy          600       1,256.25
             12/23/99         Buy          600       1,256.25
             1/4/00           Buy          200         431.25
             1/4/00           Buy          500       1.062.50
             1/4/00           Buy        1,600       3,412.50
             1/6/00           Buy          500       1,140.63
             1/10/00          Buy          400         900.00
             1/10/00          Buy          100         225.00
             1/10/00          Buy          400         900.00
             1/10/00          Buy          600       1,350.00
             1/12/00          Buy          600       1,200.00
             1/31/00          Buy          200         406.25


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        (d)  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest related to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

             Shares owned by All-Tech Direct, Inc., and the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the issuer, are shared equally by the co-directors of All-Tech, Mark Shefts, Harry Lefkowitz, and Mr. Houtkin.

             Sherry Houtkin, the wife of Harvey Houtkin, owns 145,000 shares of the issuer.

             Shares owned by Rushmore Financial Services, Inc., and the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the issuer, are shared equally by the co-directors of Rushmore, Mr. Houtkin and Mark Shefts.

        (e)  Not applicable.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

         Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

         None.

Item 7.  Material to be filed as Exhibits.

         None


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SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     February 4, 2000
                                ----------------------------
                                            Date

                                     S/Harvey Houtkin
                                ----------------------------
                                       Signature

                                     Harvey Houtkin
                                ----------------------------
                                       Name/Title